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                                                                 Exhibit (a)(19)

                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154

                                September 7, 2001


Dear Option Holder:

          On behalf of Transaction Systems Architects, Inc. ("TSA"), I would like to provide you with updated results of TSA's recent offer to exchange outstanding options granted under the ACI Holding, Inc. 1994 Stock Option Plan and the Transaction Systems Architects, Inc. 1996 Stock Option Plan and 1999 Stock Option Plan for new options to be granted by TSA.

          Promptly following the expiration of the offer at 11:59 p.m., Omaha, Nebraska time, on August 28, 2001, and pursuant to the terms and conditions of the offer, TSA accepted for exchange on August 29, 2001 tendered options exercisable for a total of 1,946,550 shares of its Class A common stock, par value $0.005 per share (the "common stock"), and canceled all such options tendered for exchange.

          The letter sent to you on or about August 31, 2001 with the results of the offer set forth the number of shares of common stock subject to the options tendered by you and accepted for exchange by TSA as well as the number of shares of common stock subject to the new options to be granted to you. These numbers are not affected by the updated results of the offer reported in this letter unless you are notified otherwise.

          If you have any questions about the final results of the offer, the number of options tendered by you and cancelled by TSA, or the number of new options to be granted to you by TSA, please contact Eric Nipp at Transaction Systems Architects, Inc., 224 South 108th Avenue, Omaha, Nebraska 68154, (402) 778-1911, nippe@tsainc.com.

                                              Sincerely,

                                              /s/ Lang G. Fendley